Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. +1.215.963.5000 Fax: +1.215.963.5001 www.morganlewis.com

December 31, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

SEI Institutional International Trust (File Nos. 033-22821 and 811-05601), SEI Institutional Managed Trust (File Nos. 033-09504 and 811-04878) and SEI Tax Exempt Trust (File Nos. 002-76990 and 811-03447)

Ladies and Gentlemen:

On behalf of our clients, SEI Institutional International Trust (“SIT”), SEI Institutional Managed Trust (“SIMT”) and SEI Tax Exempt Trust (“STET”), we have enclosed, pursuant to  Section 33 of the Investment Company Act of 1940, as amended: (i) a copy of an order dated July 13, 2015 granting a motion to dismiss filed by SIT International Equity Fund, SIMT High Yield Bond Fund, SIMT Tax-Managed Large Cap Fund, SIMT Tax-Managed Small/Mid Cap Fund and STET Intermediate-Term Municipal Fund (together, the “Funds”) as nominal defendants; (ii) a copy of a memorandum opinion dated July 13, 2015 denying a motion to dismiss the amended complaint filed against SEI Investments Management Corporation (“SIMC”), the investment adviser to the Funds, and granting the motion to dismiss as to SEI Investments Global Funds Services (“SIGFS”), the administrative agent of the Funds; and (iii) a copy of a second amended complaint filed on September 18, 2015 against SIMC and SIGFS.

Please contact me at (215) 963-4969 with any questions.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien

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